UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 11-K/A


/X/ ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
    SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended          December 31, 1997
                           ---------------------------------------------------

                                                     OR

/ / TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE
     ACT OF 1934

For the transition period from                    to
                               ------------------    ------------------

Commission file number             1-9887
                      --------------------------------------------------------


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

         Oregon Steel Mills, Inc. Employee Stock Ownership Plan
-------------------------------------------------------------------------------

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive officer:

                            Oregon Steel Mills, Inc.
------------------------------------------------------------------------------

1000 Broadway Building, Suite 2200, Portland, Oregon                    97205
------------------------------------------------------------------------------

OREGON STEEL MILLS, INC.
EMPLOYEE STOCK
OWNERSHIP PLAN
FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULES
DECEMBER 31, 1997 AND 1996

OREGON STEEL MILLS, INC.
EMPLOYEE STOCK OWNERSHIP PLAN
TABLE OF CONTENTS
DECEMBER 31, 1997 AND 1996
------------------------------------------------------------------------------



                                                                           PAGE

Report of Independent Accountants.........................................   1

Statement of Net Assets Available for Benefits............................   2

Statement of Changes in Net Assets Available for Benefits.................   3

Notes to the Financial Statements.........................................   4

Supplemental Information Required by ERISA

     Schedule 1 - Schedule of Assets Held for
        Investment Purposes................................................  7

     Schedule 2 - Schedule of Reportable Transactions......................  8

     Schedule 3 - Schedule of Non-Exempt Transactions......................  9

                        REPORT OF INDEPENDENT ACCOUNTANTS


June 1, 1998


To the Board of Trustees of
Oregon Steel Mills, Inc.
Employee Stock Ownership Plan


In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Oregon Steel Mills, Inc. Employee Stock Ownership Plan at December 31, 1997 and 1996, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PRICE WATERHOUSE LLP

OREGON STEEL MILLS, INC.
EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1997 AND 1996
-----------------------------------------------------------------------------



                                                1997                 1996
                                            ------------        -------------
ASSETS:
Cash equivalents                            $     2,502          $    15,190

Investment in Oregon Steel Mills, Inc.
     common stock, at fair value             39,806,656           34,015,448

Employer contribution receivable              1,500,000                    -
                                            -----------          -----------

Net assets available for plan benefits      $41,309,158          $34,030,638
                                            ===========          ===========





         The accompanying notes are an integral part of this statement.

OREGON STEEL MILLS, INC.
EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996
-------------------------------------------------------------------------------

                                                                                  1997                  1996
                                                                               -----------           -----------

Investment income:
     Net appreciation in fair value of investments                             $ 9,550,744           $ 6,008,612
     Dividends                                                                   1,103,699             1,231,418
     Interest                                                                          256                 1,904
Employer contributions                                                           1,500,911                   945
                                                                               -----------           -----------

          Total additions                                                       12,155,610             7,242,879
                                                                               -----------           -----------

Benefits distributed to participants                                             3,249,046             3,723,506
Transfer of assets to the Oregon Steel Mills, Inc. Thrift Plan                     524,345               209,762
Pass-through of dividends to participants                                        1,103,699             1,231,418
                                                                               -----------           -----------

          Total deductions                                                       4,877,090             5,164,686
                                                                               -----------           -----------

          Net increase                                                           7,278,520             2,078,193

Net assets available for benefits:
     Beginning of year                                                          34,030,638            31,952,445
                                                                               -----------           -----------

     End of year                                                               $41,209,158           $34,030,638
                                                                               ===========           ===========


         The accompanying notes are an integral part of this statement.

OREGON STEEL MILLS, INC.
EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------



1.   DESCRIPTION OF THE PLAN

     GENERAL
     The Oregon Steel Mills, Inc. (the Company) Employee Stock Ownership Plan (the Plan) was established by the Company on November 27, 1980 and amended and restated effective January 1, 1994 to invest primarily in common stock of the Company for the benefit of eligible employees. All employees with at least six months of service for the Company, other than those whose terms and conditions of employment are determined by collective bargaining agreements that do not provide for participation in the plan, are eligible to participate in the plan. Wells Fargo Bank is the Plan Trustee. Administration of the Plan is performed by an administrative committee appointed by the Company's Chief Executive Officer.

     CONTRIBUTIONS
     Under the provisions of the Plan, a defined contribution plan, the employer may make discretionary contributions to the Plan, generally in the form of newly issued shares of the Company's common stock. Employer contributions are allocated to each participant's account based on the proportion that each participant's compensation bears to total compensation, subject to specified limitations. Voluntary contributions by employees are not permitted. Any forfeitures resulting from the termination of participants not fully vested are allocated among the accounts of persons who are participants on the last day of the Plan's fiscal year, or whose participation in the Plan terminated during the year because of normal retirement (as defined in the Plan), death, total disability or layoff, in the proportion that each such person's compensation taken into account under the Plan bears to such compensation of all those persons for the fiscal year.

     ELIGIBILITY, VESTING AND BENEFITS
     Each eligible employee becomes a participant in the Plan on the first day after completing six months of service. Each participant's account under the Plan includes the Company's contributions and the participant's allocated share of income, losses, and the unrealized appreciation or depreciation of Plan investments. A participant becomes fully vested after completing seven years of credited service or in the event of death or termination from employment as a result of permanent disability, or upon reaching the age of 65. Participants terminating for any other reason who have less than seven years of service are credited with amounts vested under the seven-year vesting schedule in which participants' accounts are vested at a rate of 10% per year for each of the first four years, and 20% for each of the next three years. Vested benefits are distributable in the form of common stock to the participants upon termination of employment in a lump-sum payment, except, at the election of the participant, payment may be deferred until the participant reaches age 70 1/2 if the vested account balance exceeds $3,500. In addition, eligible active participants may elect a sale of common stock by the Plan and a transfer of the proceeds from the sale to the Company's Thrift Plan.

OREGON STEEL MILLS, INC.
EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------


1.   DESCRIPTION OF THE PLAN (CONTINUED)

     TAX STATUS
     The Company has received a determination letter from the Internal Revenue Service that the Plan, as established on November 27, 1980 and amended and restated effective January 1, 1994, is qualified under Internal Revenue Code Section 401(a), and the related trust is exempt from taxation under
     Section 501(a).

     DISPOSITION OF FUNDS UPON TERMINATION OF THE PLAN
     While the Company has not expressed any intent to terminate the Plan, it may do so at its sole discretion. In the event of termination of the Plan, participants' accounts become fully vested and nonforfeitable and the assets of all participants' accounts will be distributed to or for the benefit of the participants in accordance with the Plan's provisions.


2.   SUMMARY OF ACCOUNTING POLICIES

     BASIS OF ACCOUNTING
     The financial statements are prepared on the accrual basis of accounting.

     INVESTMENT VALUATION AND INCOME RECOGNITION
     Investments have been recorded at market values as determined by the quoted closing market price reported on the New York Stock Exchange at December 31, 1997 and 1996.

     Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

     EXPENSES OF THE PLAN
     Certain administrative functions are performed by officers or employees of the Company or its subsidiaries. No such officer or employee receives compensation from the Plan. Administrative expenses are paid directly by the Company at its discretion.

     USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expense during the reporting period. Actual results could differ from those estimates.

OREGON STEEL MILLS, INC.
EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------


3.   INVESTMENTS

     The Plan's assets held for investment purposes at December 31 are presented in the following table:


                                                    1997              1996
                                                 -----------      -----------
        Oregon Steel Mills, Inc. common shares:
             Number of shares                      1,867,761        2,030,773
                                                 -----------      -----------

        Cost                                     $20,787,798      $20,897,500
                                                 -----------      -----------

        Market*                                  $39,806,656      $34,015,448

        Cash and cash equivalents                      2,502           15,190
                                                 -----------      -----------

        Total assets held for investment
             purposes                            $39,809,158      $34,030,638
                                                 -----------      -----------

     *Represents greater than 5% of the Plan's net assets available for benefits.



4.   TRANSACTIONS WITH PARTIES-IN-INTEREST

     Transactions with Oregon Steel Mills, Inc. during the year ended
     December 31, 1997 are as follows:

                                                                                 CURRENT          NET GAIN
                                                           COST OF                VALUE            ON EACH
                                                            ASSET                OF ASSET        TRANSACTION
                                                        -------------         -------------     ------------

         Dividends received from
            Oregon Steel Mills, Inc.                     $         -           $  1,103,699      $         -

         Pass-through of dividends to participants                 -              1,103,699                -

         Contribution from Oregon Steel Mills, Inc.        1,500,911              1,500,911                -

         Purchase of 847 shares, par value $.01               14,467                 14,467                -

         144,347 shares, par value $0.01, distributed
            to particpants                                   109,401              3,249,046        3,141,163

         Sale of 19,512 shares, par value $0.01, and
            transfer of cash to Oregon Steel Mills, Inc.
            Thrift Plan                                       14,788                524,345          509,557


OREGON STEEL MILLS, INC.
EMPLOYEE STOCK OWNERSHIP PLAN
SCHEDULE 1
LINE 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1997
------------------------------------------------------------------------------



                                           DESCRIPTION OF INVESTMENT
                                           INCLUDING MATURITY DATE,
       IDENTITY OF ISSUE, BORROWER,        RATE OF INTEREST, COLLATERAL,                        MARKET
         LESSOR OR SIMILAR PARTY           PAR, OR MATURITY VALUE                COST            VALUE
-------------------------------------      -----------------------------     ------------     -----------

Oregon Steel Mills, Inc.*                  Common stock, $.01 par value       $20,787,798     $39,806,656

Cash                                                                                2,502           2,502


*Represents party-in-interest investment.

OREGON STEEL MILLS, INC.
EMPLOYEE STOCK OWNERSHIP PLAN
SCHEDULE 2
LINE 27D - SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 1997
------------------------------------------------------------------------------



Transactions of an amount in excess of 5% of the current value of the Plan's assets as of the beginning of the year, reportable under the provisions of the Employee Retirement Income Security Act of 1974, were as follows:


                                                                                                          CURRENT
                                                                                                          VALUE OF
                                                                                                          ASSET ON
                                                              PURCHASE        SELLING        COST OF     TRANSACTION     NET GAIN
IDENTITY OF PARTY INVOLVED       DESCRIPTION OF ASSET           PRICE          PRICE          ASSET          DATE         (LOSS)
-----------------------------   -----------------------    -------------    -----------   ------------   -----------   ------------

Oregon Steel Mills, Inc.        144,390 shares, par
                                   value
                                $0.01, distributed to
                                   participants             $          -     $        -      $109,401     $3,249,046    $3,141,163

Oregon Steel Mills, Inc.        Sale of 19,512 shares,
                                   par value
                                $0.01, and transfer of
                                   cash to Oregon Steel
                                   Mills, Inc. Thrift
                                   Plan                                         524,345        14,788        524,345       509,557

OREGON STEEL MILLS, INC.
EMPLOYEE STOCK OWNERSHIP PLAN
SCHEDULE 3
LINE 27E - SCHEDULE OF NON-EXEMPT TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 1997
------------------------------------------------------------------------------




Party-in-interest transactions reportable under the provisions of the Employee Retirement Income Security Act of 1974 for the year ended December 31, 1997 were as follows:



                                           DESCRIPTION OF
                     RELATIONSHIP      TRANSACTION INCLUDING
                       TO PLAN,         MATURITY DATE, RATE
   IDENTITY OF     EMPLOYER OR OTHER   OF INTEREST, COLLATERAL    PURCHASE   SELLING   LEASE
  PARTY INVOLVED   PARTY-IN-INTEREST   PAR OR MATURITY VALUE        PRICE     PRICE    RENTAL
----------------   -----------------   -----------------------    --------   --------  ------

Oregon Steel       Sponsor Company     Dividends received from    $     -    $      -  $    -
 Mills, Inc.                            Oregon Steel Mills, Inc.

Oregon Steel       Sponsor Company     Pass-through of dividends
 Mills, Inc.                            to participants

Oregon Steel       Sponsor Company     Contribution from
 Mills, Inc.                            Oregon Steel Mills, Inc.

Oregon Steel       Sponsor Company     847 shares, par value
 Mills, Inc.                            $0.01, purchased






  EXPENSES
 INCURRED IN                                       NET GAIN
 CONNECTION                      CURRENT            OR (LOSS)
    WITH          COST OF         VALUE              ON EACH
 TRANSACTION      ASSET          OF ASSET          TRANSACTION
------------    -----------      ----------       --------------


$         -     $        -       $1,103,699        $        -



                         -        1,103,699                 -


                 1,500,911        1,500,911                 -


                    14,467           14,467                 -

                                  SIGNATURE


         Pursuant to the requirements of the Securitiies Exchange Act of 1934, the trustees have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:  September 17, 1998



                                                   OREGON STEEL MILLS, INC.



                                                   By /s/ L. Ray Adams
                                                   Vice President of Finance and
                                                   Chief Financial Officer